FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June 2003

                           HOLMES FINANCING (No 7) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...       Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ......              No ...X...
.. .

                            Holmes Financing No 7 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                      -----------------------------------------
                                                      Current Period
                                      -----------------------------------------
                                                Number             (pound)000's
                                      -----------------------------------------
Brought Forward                                    361,518          23,904,638
Replenishment                                       21,578           1,629,438
Repurchased                                        (10,741)           (712,444)
Redemptions                                         (9,904)           (803,624)
Losses                                                  (6)                 (5)
Capitalised Interest                                     0                 574
Other Movements                                          0                   1
                                      -----------------------------------------
Carried Forward                                    362,445          24,018,578
                                      =========================================


                                      -----------------------------------------
                                                      Cumulative
                                      -----------------------------------------
                                                Number             (pound)000's
                                      -----------------------------------------
Brought Forward                                    115,191           6,399,214
Replenishment                                      556,538          39,563,178
Repurchased                                       (142,692)         (9,906,861)
Redemptions                                       (166,355)        (12,042,857)
Losses                                                (237)               (625)
Capitalised Interest                                     0               6,528
Other Movements                                          0                   1
                                      -----------------------------------------
Carried Forward                                    362,445          24,018,578
                                      =========================================

                                      Period CPR                 Annualised CPR
                                      -----------------------------------------
  1 Month                                            6.31%             105.58% **(including
                                      -----------------------------------------
  3 Month                                           15.79%              81.24%   redemptions and
                                      -----------------------------------------
12 Month                                            58.14%              58.14%   repurchases)
                                      -----------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                      ---------------------
Weighted Average Seasoning                           33.97 months
                                      ---------------------
Weighted Average Loan size                (pound)66,268.20
                                      ---------------------
Weighted Average LTV                                76.85% *** (see below)
                                      ---------------------
Weighted Average Remaining Term                      19.01 Years
                                      ---------------------

                            Holmes Financing No 7 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated


                                      -----------------------------------------
Product Type Analysis                         (pound)000's                %
                                      -----------------------------------------

Variable Rate                                   10,395,241              43.28%
Fixed Rate                                       5,286,489              22.01%
Tracker Rate                                     8,336,848              34.71%
                                      -----------------------------------------
                                                24,018,578             100.00%
                                      ====================---------------------

As at 9th June 2003 approximately 6% of the loans were flexible loans

Mortgage Standard Variable Rate

                        Effective Date                Rate
                        --------------                ----
                         01 March 2003               5.79%
                      01 November 2002               5.94%
                      01 December 2001               6.10%



Geographic Analysis
----------------------------------------------------------------------------------------------------
Region                                       Number        (pound)000's                 %
----------------------------------------------------------------------------------------------------
East Anglia                                         14,015             841,194                3.50%
East Midlands                                       19,114           1,066,463                4.44%
Greater London                                      61,973           5,295,308               22.05%
North                                               15,443             741,729                3.09%
North West                                          41,605           2,137,635                8.90%
Scotland                                            13,973             750,934                3.13%
South East                                          95,425           7,524,928               31.33%
South West                                          28,241           1,829,341                7.62%
Wales                                               18,503             901,549                3.75%
West Midlands                                       24,459           1,377,536                5.74%
Yorkshire and Humberside                            22,943           1,127,571                4.69%
Unknown                                              6,751             424,390                1.77%
----------------------------------------------------------------------------------------------------
Total                                              362,445          24,018,578              100.00%
--------------------------------------==============================================================

                            Holmes Financing No 7 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated



Original LTV Bands

                                      --------------------------------------------------------------
Range                                        Number            (pound)000's                %
                                      --------------------------------------------------------------
0.00 - 25.00                                         7,011             284,141                1.18%
25.01 - 50.00                                       42,879           2,326,294                9.69%
50.01 - 75.00                                      101,051           7,190,583               29.94%
75.01 - 80.00                                       19,426           1,416,051                5.90%
80.01 - 85.00                                       25,126           1,896,149                7.89%
85.01 - 90.00                                       53,485           4,143,180               17.25%
90.01 - 95.00                                      113,467           6,762,180               28.15%
                                      --------------------------------------------------------------
Total                                              362,445          24,018,578              100.00%
                                      ==============================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.


Arrears
                                      ----------------------------------------------------------------------------------
Band                                         Number            Principal             Overdue                %
                                      ----------------------------------------------------------------------------------
Current                                            352,044          23,400,415              (2,568)              97.45%
1.00 - 1.99 months                                   6,624             392,724                3,112               1.64%
2.00 - 2.99 months                                   1,638              96,414                1,411               0.40%
3.00 - 3.99 months                                     796              47,323                1,009               0.20%
4.00 - 4.99 months                                     440              25,709                  701               0.11%
5.00 - 5.99 months                                     296              16,573                  557               0.07%
6.00 -11.99 months                                     501              28,545                1,368               0.12%
12 months and over                                      48               2,481                  237               0.01%
Properties in Possession                                58               2,370                  197               0.01%
                                      ----------------------------------------------------------------------------------
Total                                              362,445          24,012,554                6,024             100.00%
                                      ==================================================================================


Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 7 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated


Movement in Shares of Trust
                                      Funding                   Seller
                                      -----------------------------------------
                                      (pound)000's              (pound)000's
                                      -----------------------------------------
Balance Brought Forward                         14,636,343           9,268,295
Replenishment of Assets                                  0           1,629,438
Acquisition by Funding                                   0                   0
Distribution of Principal Receipts                       0          (1,516,067)
Allocation of Losses                                    (3)                 (2)
Share of Capitalised Interest                          359                 215
Payment Re Capitalised Interest                       (359)                359
                                      -----------------------------------------
Balance Carried Forward                         14,636,340           9,382,238
                                      =========================================

                                      -----------------------------------------
Carried Forward Percentage                       60.93758%           39.06242%
                                      =========================================

                                      -----------------------------------------
Minimum Seller Share                               960,502               4.00%
                                      -----------------------------------------

Cash Accumulation Ledger
                                      ---------------------
                                             (pound)000's
                                      ---------------------
Brought Forward                                  1,080,646
                                      ---------------------
Additional Amounts Accumulated                           3
Payment of Notes                                         0
                                      ---------------------
Carried Forward                                  1,080,649
                                      =====================

                                      ---------------------
Target Balance                                   1,080,646 payable on 15th July
                                      ---------------------2003

Liquidity Facilities                  Drawn(pound)000's      Undrawn(pound)000's
--------------------
                                      -----------------------------------------
Holmes Funding                                    (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 1                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 2                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 3                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 4                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 5                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 6                                (pound)0       (pound)25,000
                                      -----------------------------------------

Excess Spread
                                      ---------------------
Quarter to 15/4/03                                 0.6113%
                                      ---------------------
Quarter to 15/1/03                                 0.5960%
                                      ---------------------
Quarter to 15/10/2002                              0.5892%
                                      ---------------------
Quarter to 15/7/2002                               0.5891%
                                      ---------------------

                            Holmes Financing No 7 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated


                                      -----------------------------------------
Reserve Funds                            First Reserve       Second Reserve
                                      -----------------------------------------
Balance as at 15/04/2003             (pound)224,153,726.50 (pound)56,890,739.99
                                      -----------------------------------------
Required Amount as at 15/04/2003     (pound)350,000,000.00(pound)154,931,296.00
                                      -----------------------------------------
Percentage of Notes                                  1.53%                0.39%
                                      -----------------------------------------

Properties in Possession

Stock
                                      -----------------------------------------
                                                 Current Period
                                      -----------------------------------------
                                           Number                  (pound)000's
                                      -----------------------------------------
Brought Forward                                         51               2,470
                                      -----------------------------------------
Repossessed in Period                                   19                 779
                                      -----------------------------------------
Sold in Period                                         (12)               (682)
                                      -----------------------------------------
Carried Forward                                         58               2,567
                                      =========================================

                                      -----------------------------------------
                                                  Cumulative
                                      -----------------------------------------
                                           Number                  (pound)000's
                                      -----------------------------------------
Repossessed to date                                    312              14,708
Sold to date                                          (254)            (12,141)
                                      -----------------------------------------
Carried Forward                                         58               2,567
                                      =========================================

Repossession Sales Information
                                      ---------------------
Average time Possession to Sale                         79 Days
                                      ---------------------
Average arrears at time of Sale               (pound)3,028
                                      ---------------------

MIG Claim Status
                                      -----------------------------------------
                                           Number                  (pound)000's

                                      -----------------------------------------
MIG Claims made                                        154               1,134
                                      -----------------------------------------
MIG Claims outstanding                                  10                  56
                                      -----------------------------------------

                                      ---------------------
Average time claim to payment                           36
                                      ---------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 7 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
        Date Retired        Holmes 1        Holmes 2        Holmes 3         Holmes4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------
                02Q3        -               703             -               -               352             -               -
                02Q4        -               -               -               -               352             -               -
                03Q1        -               -               750             -               -               -               -
------------------------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
 Expected Redemption        Holmes 1        Holmes 2        Holmes 3         Holmes4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------
                03Q2        -               -               -               -               -               -               -
                03Q3        600             -               -               -               -               481             -
                03Q4        -               176             -               191             -               481             -
                04Q1        -               176             -               191             -               -               241
                04Q2        -               176             -               191             -               -               241
                04Q3        -               176             -               191             -               -               -
                04Q4        -               -               -               -               698             -               -
                05Q1        -               -               750             -               -               -               -
                05Q2        -               -               -               -               -               801             -
                05Q3        650             -               -               -               -               -               -
                05Q4        -               125             -               -               -               -               -
                06Q1        -               125             -               -               -               -               803
                06Q2        -               125             -               -               -               -               -
                06Q3        -               125             500             1,340           -               -               -
                06Q4        -               -               -               350             875             -               -
                07Q1        -               -               -               -               -               -               161
                07Q2        -               -               -               -               -               634             161
                07Q3        575             -               -               -               -               -               -
                07Q4        -               300             -               -               -               770             -
                08Q1        -               -               -               -               -               -               -
                08Q2        -               -               -               -               -               500             592
                08Q3        -               -               -               -               -               -               -
                08Q4        -               -               -               -               -               -               -
                09Q1        -               -               -               -               -               -               -
                09Q2        -               -               -               -               -               -               -
                09Q3        -               -               -               -               -               -               -
                09Q4        -               -               -               -               -               -               -
                10Q1        -               -               -               -               -               -               -
                10Q2        -               -               -               -               -               -               -
                10Q3        250             -               -               -               -               -               -
                10Q4        -               -               -               -               -               -               -
------------------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 7 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated

                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 7) PLC




         Dated: 17 June, 2003                        By /s/ Natalie Weedon
                                                     (Authorised Signatory)